August 3, 2012

VIA EDGAR TRANSMISSION

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed April 30, 2012

File No. 000-05965

Dear Mr. West:

We have reviewed your letter of June 29, 2012, commenting on certain disclosures made by Northern Trust Corporation (“Corporation”; the Corporation and its subsidiaries, collectively, “Northern Trust”) in its Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2011 Item 1. Business, page 1

Credit Risk Management, page 23

1.	We note the disclosure contained in your 2011 Annual Report regarding your risk management policies and committees, starting on page 49. Please provide expanded disclosure addressing the following:

•	Whether each of the business units have their own risk officer or risk committee;

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•	Who the “various corporate committees and oversight entities” report to. If they do not report directly to the Board, please describe how information is communicated to the Board; and

•	The role of the Head of Corporate Risk Management.

Response: In future filings, we will expand our discussion of risk management policies and committees to provide the requested additional information similar as to shown below (marked to show changes from the language contained in the 2011 Annual Report to Shareholders).

RISK MANAGEMENT

Overview

The Board provides risk oversight of management through its Audit, Business Strategy, Compensation and Benefits, and Business Risk Committees. The Audit Committee provides oversight with respect to risks relating to financial reporting and the legal component of compliance risk. The Business Strategy Committee provides oversight with respect to strategic risk for the Corporation and its subsidiaries. The Compensation and Benefits Committee reviews all compensation arrangements and practices and assesses the extent to which such arrangements and practices appropriately balance risks taken with related incentives. The Business Risk Committee provides oversight with respect to the following risks inherent in Northern Trust’s businesses: credit risk, market and liquidity risk, fiduciary risk, operational risk and the regulatory component of compliance risk. The Chief Risk Officer (formerly known as Head of Corporate Risk Management) oversees the management of these risks, promotes risk awareness, and fosters a proactive risk management environment wherein risks inherent in business strategy are understood and appropriately mitigated.

Northern Trust’s business units are expected to manage business activities consistent with the Corporate Risk Appetite Statement. A Senior Risk Management Officer (SRMO) is assigned to each of Northern Trust’s business units. Each SRMO chairs a risk committee for their respective business unit on a regular basis and reports directly to the Chief Risk Officer. Each business unit risk committee rolls up to the Global Enterprise Risk Committee. The Global Enterprise Risk Committee is comprised of members of Northern Trust’s senior management and rolls up to the Business Risk Committee, a committee of

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Northern Trust Corporation’s Board of Directors. Risk tolerances are further detailed in separate strategic, credit, operational, market, fiduciary and compliance risk policies. Various corporate committees and oversight entities have been established to review and approve risk management strategies, standards, management practices and tolerance levels. These committees and entities monitor and provide periodic reporting to the respective committees of the Board on risk performance and effectiveness of risk management processes.

Northern Trust’s assessment of risks is built upon its risk universe, a foundational component of Northern Trust’s integrated Enterprise Wide Risk Management Framework. The risk universe represents the major risk categories and sub-categories to which Northern Trust may be exposed through its business activities.

Item 1A. Risk Factors, page 28

“A significant downgrade to any of our debt ratings.” page 33

2.	We note your discussion of the possible negative effects of a significant downgrade of any of the company’s debt ratings. Please provide expanded disclosure tailoring this discussion to your company’s specific circumstances, clarifying the possible effects of a one or two notch downgrade, including any possible credit risk related contingent features that may be triggered in the company’s contractual arrangements.

Response: In future filings, we will expand the Liquidity Risks section of Item 1A - Risk Factors (pages 33-34 of the 2011 Form 10-K). Also, the Corporation intends to expand “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section captioned “Liquidity and Capital Resources” in the subsection titled “Corporation Liquidity” (page 45 of the 2011 Annual Report to Shareholders attached as Exhibit 13 to the 2011 Form 10-K). The expanded disclosures are set forth below (marked to show changes from the language contained in the 2011 Form 10-K and the 2011 Annual Report to Shareholders, respectively).

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

2012 Annual Report on Form 10-K, Item 1A – Risk Factors, Subsection Captioned “Liquidity Risks”:

Liquidity Risks

Northern Trust depends on access to capital markets to provide sufficient capital resources and other funds to meet our commitments and business needs and to accommodate the transaction and cash management needs of our clients.

•

Many events or circumstances could adversely affect our capital costs, our ability to raise capital and, in turn, our ability to meet our commitments. Inadequate capital or the inability to meet our commitments could cause us to incur liability, restrict our ability to grow, or require us to take actions that would negatively affect our earnings. Among the developments that could have this effect are:

***

•

A significant downgrade of any of our debt ratings. Credit agencies’ ratings are volatile and they often change their methodology. Credit ratings and outlooks are opinions on our creditworthiness and that of our obligations or securities, including long-term debt, short-term borrowings, preferred stock and other securities, including asset securitizations. Our credit ratings are subject to ongoing review by the ratings agencies and thus may change from time to time based on a number of factors, including our own financial strength, performance, prospects and operations as well as factors not under our control, such as ratings agency-specific criteria or frameworks for our industry or certain security types, which are subject to revision from time to time, and conditions affecting the financial services industry generally. A significant downgrade in Northern Trust’s debt ratings could increase the costs and availability of short and long-term funding, negatively impacting our profitability and our ability to meet client needs.

See the section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” captioned “Liquidity and Capital Resources” in the 2011 Annual Report to Stockholders (pages 43-46), including the discussion of the possible negative effects of a significant downgrade of any of the Corporation’s debt ratings (page 45).

***

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

2012 “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” Section Captioned “Liquidity and Capital Resources,” Subsection Captioned “Corporation Liquidity”:

Corporation Liquidity

***

A significant source of liquidity for both the Corporation and the Bank is the ability to draw funding from capital markets globally. The availability and cost of these funds are influenced by our credit rating; as a result, a downgrade could have an adverse impact on our liquidity. The credit ratings of the Corporation and the Bank as of December 31, 2011, provided below, allow Northern Trust to access capital markets on favorable terms.

CREDIT RATING
	Standard & Poor’s	Moody’s	FitchRatings
Northern Trust Corporation:
Commercial Paper	A-1	P-1	F1+
Senior Debt	A+	A1	AA-
Outlook	Stable	Stable	Stable
The Northern Trust Company:
Short-Term Deposit / Debt	AA-/A-1+	P-1/P-1	F1+/F1+
Long-Term Deposit / Debt	AA-/A-1+	Aa3/Aa3	AA/AA-
Outlook	Stable	Stable	Stable

A significant downgrade in one or more of these ratings could limit Northern Trust’s access to capital markets and/or increase the rates paid for short-term borrowings, including deposits, and future long-term debt issuances. The size of these rate increases would depend on multiple factors including, the extent of the downgrade, Northern Trust’s relative debt rating compared to other financial institutions, current market conditions, and other factors. In addition, as discussed in Note 26 to Consolidated Financial Statements, Northern Trust enters into certain master netting agreements with derivative counterparties that contain credit-risk-related contingent features in which the counterparty has the option to declare Northern Trust in default and accelerate cash settlement of any net derivative liability in the event Northern Trust’s credit rating falls below specified levels. The maximum amount of these termination payments that Northern Trust could have been required to pay at December 31, 2011 was $121.6 million. Besides these credit-risk-related contingent derivative counterparty payments, Northern Trust did not have any long term debt covenants or other credit risk related payments that would be triggered by a significant downgrade in its debt ratings.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Litigation Risks, page 34

3.	Please expand this section to tailor the discussion to the company’s current circumstances and to specifically contemplate the litigation discussed in Note 25 to the financial statements.

Response: In future filings, we will provide additional information, as applicable, within our litigation risk section relative to Northern Trust’s current circumstances (marked to show changes from the language contained in the 2011 Form 10-K).

Litigation Risks

Our businesses involve the risk that clients or others may sue us, alleging that we have failed to perform under a contract or otherwise failed to carry out a duty owed to them. Our trust, custody and investment management businesses are particularly subject to this risk. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or other investors are experiencing losses. In addition, as a publicly-held company, we are subject to the risk of claims under the federal securities laws, and volatility in the stock prices of Northern Trust and other financial institutions increases this risk.

As more fully described in the “Notes to Consolidated Financial Statements” in the 2011 Annual Report to Stockholders captioned “Note 25 – Contingent Liabilities” (pages 111 and 112), certain putative class actions and a shareholder derivative action were filed against us and/or certain of our current or former officers and directors. These cases allege either breach of fiduciary duty under common law or under the Employee Retirement Income Security Act (“ERISA”) related to our securities lending program or the violation of securities laws and breaches of fiduciary duty for allegedly taking insufficient provisions for credit losses with respect to our real estate loan portfolio and allegedly failing to make sufficient disclosures regarding our securities lending business.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•

These claims can result in significant liability or damage to our reputation, which could result in a loss. Even where we defend them successfully, these matters are often expensive to defend. These claims may also cause damage to our reputation among existing and prospective clients, or negatively impact the confidence of counterparties, rating agencies, and stockholders, and so negatively affect our earnings.

•

We may fail to set aside adequate reserves or otherwise underestimate our liability, with a negative effect on our earnings. We estimate our potential liability for pending and threatened claims, and record reserves when appropriate pursuant to U.S. GAAP, by evaluating the facts of particular claims under current judicial decisions and legislative and regulatory interpretations. This process is subject to the risk that a judge or jury could decide a case contrary to our evaluation of the law or the facts, and to the risk that a court could change or modify existing law on a particular issue important to the case. Earnings will be adversely affected to the extent that our reserves are not adequate.

Annual Report to Stockholders for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19; Interest Rate Risk Management, page 58

4.	We note your use of both simulation of earnings (SOE) and simulation economic value of equity (SEVE) metrics to measure interest rate risk. Please address the following in your future filings with respect to your use of these models:

•

We note your disclosure of the inputs and assumptions used for both models. To provide additional context for the differing outputs of each model, discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•

Provide additional disclosure of the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics to which management compares the output of the SEVE model, discuss any internal policies regarding limits of the output of the models, discuss management’s procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

Response: In future filings, we will expand the discussion of both sensitivity of earnings (SOE) and sensitivity of economic value of equity (SEVE) to provide the requested additional information similar as to shown below (marked to show changes from the language contained in the 2011 Annual Report to Shareholders).

Northern Trust uses two primary measurement techniques to manage interest rate risk: simulation of earnings and simulation of economic value of equity. Simulation of earnings provides management an ongoing business view of the impact of interest rate risk on future earnings. Simulation of economic value of equity provides management a view of the impact of interest rate risk on the economic value of equity (defined as the cash flow present value of assets less the cash flow present value of liabilities) without any changes from the period end balance sheet. Both simulation models use the same initial market interest rates and product balances and characteristics. These two techniques are complementary and are used in concert to provide a comprehensive interest rate risk management capability.

The Asset & Liability Management Policy, which is reviewed and approved by the Board annually, establishes limits for both the sensitivity of earnings (SOE) measure and the sensitivity of economic value of equity (SEVE) measure. Both interest rate risk measures (SOE and SEVE) are informational and provide context for understanding Northern Trust’s interest rate risk profile. In the event that a limit is exceeded, management is required to communicate the event to the Business Risk Committee along with management’s plans.

Because these two measures are projections, they are not directly comparable to actual results disclosed elsewhere, or directly predictive of future values of other measures provided.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Simulation of earnings measures the sensitivity of earnings ~~(SOE)~~ under various interest rate scenarios. Management compares the SOE output to its anticipated net interest income and has set limits for the change in net interest income as a percentage of estimated earnings resulting from a change in interest rates. Management also regularly reviews the results of the SOE model against actual earnings as a form of back testing.

The modeling of SOE incorporates on-balance sheet positions, as well as derivative financial instruments (principally interest rate swaps) that are used to manage interest rate risk. Northern Trust uses market implied forward interest rates as the base case and measures the sensitivity (i.e. change) in earnings if future rates are 100 or 200 basis points higher or lower than base case forward rates. Each rate movement is assumed to occur gradually over the one-year period. The 100 basis point increase, for example, consists of twelve consecutive monthly increases of 8.3 basis points. Stress testing of interest rates is performed to include such scenarios as immediate parallel shocks to rates, non-parallel (i.e. twist) changes to yield curves that result in them becoming steeper or flatter, and changes to some of the yield curves (i.e. basis risk). The model simulations also incorporate the following assumptions.

•

the balance sheet size and mix remains essentially constant over the simulation horizon with maturing assets and liabilities replaced with instruments with similar terms as those that are maturing, with the exception of certain products (such as term borrowings and recent increases in nonmaturity deposits that are assumed to be temporary in nature) that are replaced with overnight wholesale instruments;

•	prepayments on mortgage loans are projected under each rate scenario using a third-party mortgage analytics system that incorporates market prepayment assumptions;

•

non-maturity deposit rates are projected based on Northern’s actual historical pattern of pricing these products, or based on judgment when there is no appropriate history or when current pricing strategies differ from history;

•

commercial demand deposits are treated as short-term rate sensitive as these balances may receive an explicit interest rate or an earnings credit rate that can be applied to fees for services provided by Northern Trust; new business rates are based on current spreads to market indices;

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•

currency exchange rates, credit spreads, and the initial relationship among market rates (e.g. Treasury and Libor) are assumed to remain the same in each interest rate scenario ~~constant over the simulation horizon~~; and

•	implied floors are assumed as interest rates approach zero in the declining rate scenarios, resulting in yield curves flattening, spread compression, and lower earnings.

The following table shows the estimated impact on 2012 pre-tax earnings of 100 and 200 basis point upward and downward movements in interest rates relative to forward rates.

2011 TABULAR DISCLOSURE OMITTED

The rates in the lower rate scenarios may not reflect a full 100 or 200 basis point reduction as implied interest rate floors of zero are in place resulting in spread compression. The simulations of earnings do not incorporate any management actions that may be used to mitigate negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk. At the end of two months during 2011, the SOE measure exceeded the limit in a declining rate scenario by less than 5% due to the low level of interest rates.

•

A second technique used to measure interest rate risk is simulation of the economic value of equity, which measures the sensitivity of economic value of equity (SEVE) to changes in interest rates. Management compares the output of the SEVE model to our common equity and has set limits for the change in economic value of equity from a change in interest rates relative to Northern Trust’s common equity. Economic value of equity is defined as the present value of assets minus the present value of liabilities net of the value of instruments that are used to manage the interest rate risk of balance sheet items. The potential effect of interest rate changes on economic equity is derived from the impact of such changes on projected future cash flows and the present value of these cash flows. Northern Trust uses current market rates (and the future rates implied by the market for path dependent items) as the base case and measures SEVE if current rates are immediately shocked up or down by 100 or 200 basis points. Stress testing of interest rates is performed to include such scenarios as immediate non-parallel (i.e. twist) shocks to yield curves that result in them becoming steeper or flatter and basis risk. The model simulations also incorporate the following assumptions:

•	prepayments on mortgage loans are projected under each rate scenario using a third-party mortgage analytics system that incorporates market prepayment assumptions;

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•

non-maturity deposit rates are projected based on Northern’s actual historical pattern of pricing. Projected rates may also be based on judgment when there is no appropriate history or when current pricing strategies differ from history. The present values of these deposits are based on estimated remaining lives that are based on Northern’s actual historical runoff patterns with some balances assumed to be temporary;

•	currency exchange rates and credit spreads are assumed to remain constant over the simulation horizon;

•	the present values of most noninterest-related balances (such as receivables, equipment, and payables) are the same as their book values; and

•

The initial shock to current rates assumes the relationship among market curves (e.g. Treasury and Libor) remains the same in each interest rate scenario. Implied floors are assumed as interest rates approach zero in the declining rate scenarios, resulting in yield curves flattening.

The following table shows the estimated impact on economic value of equity of 100 and 200 basis point shocks up and down from current interest rates.

The rates in the lower rate scenarios may not reflect a full 100 or 200 basis point reduction as implied interest rate floors of zero are in place resulting in spread compression. The simulations of economic value of equity do not incorporate any management actions that might moderate the negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk. During the year ended December 31, 2011, Northern Trust did not exceed its SEVE limits.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Notes to Consolidated Financial Statements, page 70 Note 6 – Loans and Leases,

5.	We note from your disclosure on page 54 that residential real estate loans consist of conventional home mortgages and equity credit lines. In an effort to provide greater transparency and granularity, please revise your future filings here and throughout your annual report to disaggregate conventional home mortgages and home equity credit lines within your residential real estate loan portfolio.

Response: In our below responses to the staff’s subsequent comments, we have provided additional information regarding our equity credit lines, including proposed additional disclosures that we will provide in our future filings and the low level of risk that exists within our equity credit line portfolio, as evidenced by annualized loss rates of less than 1% and equity credit lines where Northern Trust does not hold the first lien totaling only $339 million.

Northern Trust considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 in the establishment of its loan segments and classes. Based on the risk characteristics of Northern Trust’s financing receivables, including those within our current residential real estate class, and the manner in which Northern Trust assesses and monitors the risk in its loan and lease portfolio, we believe that our current class designations provide the appropriate level of detail needed by a user to understand the risks inherent in Northern Trust’s financing receivables. We do not believe that disaggregating our conventional home mortgages and equity credit lines would enhance the understanding of our financing receivables and related allowance for credit losses or provide meaningful disclosure to our shareholders and other users of our financial statements. As such, we respectfully propose to continue aggregating our residential mortgages and equity credit lines.

6.	In regards to your home equity credit lines, please address the following:

•

Tell us whether you are able to track whether the senior or first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Response: We track first lien position defaults where we hold the first lien. At June 30, 2012, 1% of the equity credit lines where Northern Trust holds the first lien position were in default. We are not able to develop statistics on first liens where we hold the junior lien but not the first lien. The only communication we receive directly from the first lien holder for our junior lien is notification at the time of foreclosure sale. Northern Trust’s process for determining an appropriate level of allowance for credit losses includes reviews of changes in residential values in the markets where Northern Trust has residential real estate credit risk exposure, both within the conventional mortgage and equity credit line categories, utilizing both the CoreLogic and S&P/Case-Shiller Home Pricing Indices. Given the relatively low volume of second lien equity credit lines where Northern Trust does not hold the first lien, we have not found it constructive to distinguish between equity credit line categories. As shown below, Northern Trust’s delinquency rates and annualized loss rates where we do not hold the first lien do not differ significantly from those were we do hold the first lien, or from the overall residential real estate portfolio. As such, we do not believe that providing this information would provide meaningful disclosure to our shareholders and other users of our financial statements.

•	Disclose the percentage of the equity credit line portfolio where you also hold the first lien.

Response: Northern Trust’s equity credit line portfolio, by lien position, is provided below. We will revise future filings to provide the total balance of the equity credit line portfolio and the percentage of the equity credit line portfolio where we hold the first lien; this percentage totaled 86% as of June 30, 2012.

(in millions) As of June 30, 2012	Amount	% of Total ECL
Equity credit lines with first lien	$2,140	86%
Equity credit lines without first lien	339	14%

Total equity credit lines	$2,479	100%

•	Tell us whether the default and delinquency statistics for the equity credit lines where you also hold the first lien show a different trend than those where you do not hold the first lien loan.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Response: As evidenced below, Northern Trust’s delinquency rates and annualized loss rates where we are in junior lien position and do not hold the first lien loan do not differ significantly from the other segments of the equity credit line portfolio.

	As of June 30, 2012			3 Mos. Ended June 30, 2012
($ in millions)	Amount	% Over 30 Days Past Due	% Non- Accrual	Annualized Loss Rate
Equity credit lines with first lien	$2,140	0.78%	1.00%	0.40%
Equity credit lines without first lien	339	0.22%	1.45%	0.48%

Total equity credit lines	$2,479	0.70%	1.07%	0.41%

Total Residential Real Estate	10,519	0.88%	3.10%	0.29%

•	Describe the terms of your equity credit lines in more detail; for example, discuss the draw periods, repayment terms, and corresponding amortization periods.

Response: Northern Trust’s first and junior equity credit line products have draw periods of up to 10 years with a balloon payment of any outstanding balance due at the maturity date. Payments are interest only with variable interest rates. Northern Trust does not offer equity credit lines with an option to convert the balance to an amortizing payment loan.

•	Tell us whether the default and delinquency statistics for the related amortizing equity lines (loans) show a different trend than those where the equity credit lines have not converted to amortizing.

Response: Northern Trust does not offer equity credit lines with an amortization option. In future filings we will disclose that Northern Trust does not offer equity credit lines with an amortization option.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•	Tell us and enhance your disclosure in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the equity credit line.

Response: Approximately 92% of equity credit line borrower payments in June 2012 were interest only. As noted above, Northern Trust’s equity credit line delinquency rates, default rates, and annualized loss rates where we are in junior lien position and do not hold the first lien loan do not differ significantly from the other segments of our equity credit line portfolio. As such, we do not believe that providing this information would provide meaningful disclosure to our shareholders or to other users of our financial statements.

Credit Quality Indicators, page 88

7.	We understand you utilize an internal borrower risk rating system to calculate credit loss allowances and economic capital; however, it is not clear how your rating system relates to the likelihood of loss. Refer to ASC 310-10-50-30 and revise your future filings to clarify.

Response: Our past disclosures were intended to satisfy the requirement of ASC 310-10-50-30 through a discussion of the relationship of our internal borrower risk ratings to the assessment of probability of default, which we consider a relevant consideration regarding the likelihood of loss. In future filings, we will expand our disclosure to explicitly address the likelihood of loss as shown below (marked to show changes from the language included in the 2011 Annual Report to Shareholders).

Loans and leases in the “1 to 3” category are expected to exhibit minimal to modest probabilities of default and are characterized by borrowers having the strongest financial qualities, including above average financial flexibility, cash flows and capital levels. Borrowers assigned these ratings are anticipated to experience very little to moderate financial pressure in adverse down cycle scenarios. As a result of these characteristics, borrowers within this category exhibit a minimal to modest likelihood of loss.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Loans and leases in the “4” to “5” category are expected to exhibit moderate to acceptable probabilities of default and are characterized by borrowers with less financial flexibility than those in the “1 to 3” category. Cash flows and capital levels are generally sufficient to allow for borrowers to meet current requirements, but have reduced cushion in adverse down cycle scenarios. As a result of these characteristics, borrowers within this category exhibit a moderate likelihood of loss.

Loans and leases in the watch list category have elevated credit risk profiles that are monitored through internal watch lists, and consist of credits with borrower ratings of “6 - 9”. These credits, which include all nonperforming credits, are expected to exhibit minimally acceptable probabilities of default, elevated risk of default or are currently in default. Borrowers associated with these risk profiles that are not currently in default have limited financial flexibility. Cash flows and capital levels range from acceptable to potentially insufficient to meet current requirements, particularly in adverse down cycle scenarios. As a result of these characteristics, the likelihood of loss for borrowers within this category is elevated to probable. As a result of these characteristics, borrowers within this category exhibit an elevated to probable likelihood of loss.

Troubled Debt Restructurings, page 91

8.	Please tell us how you have complied with the disclosure requirements in ASC 310-10-50-33a as it requires you to disclose, by class of financing receivable, how the financing receivables were modified and the financial effects of the modifications.

Response: In accordance with the provisions of ASC 310-10-50-33a we have qualitatively disclosed how financing receivables were modified, by class of financing receivable, as follows (excerpt from our March 31, 2012 Form 10-Q):

TDR modifications primarily involve interest rate concessions, extensions of term, deferrals of principal, and other modifications. Other modifications typically reflect other nonstandard terms which Northern Trust would not offer in non-troubled situations. During the three month period ended March 31, 2012, TDR modifications of loans within the commercial and institutional class were

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

primarily extensions of term, deferrals of principal and other modifications; modifications of commercial real estate loans were primarily deferrals of principal, extensions of term and other modifications; and modifications of residential real estate loans were primarily interest rate concessions, deferrals of principal and extensions of term.

Quantitative disclosure of the number of financing receivables modified by type of modification has not been included given the de minimis, non-material nature of restructuring activity and of the aggregate troubled debt restructuring balances since, and prior to, our adoption of ASC 310-10-50-33a.

The requirement of ASC 310-10-50-33a to disclose the financial effects of the modifications was addressed through the following tabular disclosure (excerpt from our March 31, 2012 Form 10-Q):

($ In Millions)	Three Months Ended March 31, 2012
	Number of Loans and Leases	Recorded Investment	Unpaid Principal Balance
Commercial
Commercial and Institutional	2	$0.7	$1.2
Commercial Real Estate	4	3.8	3.8

Total Commercial	6	4.5	5.0

Personal
Residential Real Estate	32	5.6	6.9

Total Personal	32	5.6	6.9

Total Loans and Leases	38	$10.1	$11.9

Note: Period end balances reflect all paydowns and charge-offs during the period.

Based on our review of the provisions of ASC 310-10-50-33a, the manner in which the financial effects of the modifications must be disclosed is not prescribed. ASC 310-10-55-12 provides an illustrative example of the disclosure requirements which includes pre-modification and post-modification recorded investment balances. In our particular circumstance, we typically do not forgive principal and generally charge-off the estimated uncollectible portion of the loan prior to a modification. As such, we believe the pre-modification and post-modification balance would not provide a meaningful disclosure to our shareholders and other users of our financial statements. However, we understand through review of other registrant’s filings that significant diversity in practice exists with respect to this disclosure. When

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

determining what would be a meaningful disclosure, management looked to the provisions of ASC 310-10-50-15, which require the disclosure of the recorded investment and unpaid principal balance for all impaired loans. In management’s judgment, these disclosures were determined to be appropriate for satisfying the requirements of ASC 310-10-50-33a as troubled debt restructurings are considered impaired loans in the year of modification. The linking of these two disclosure requirements allows the user of the financial statements to gain insight into the impaired loan activity during the period and understand the proportion of impaired loans which have been modified in troubled debt restructurings. Additionally the disclosure of recorded investment and unpaid principal balance allows the user of the financial statements to assess the carrying value and existing credit risk to Northern Trust related to troubled debt restructurings that have occurred during the period and as of the balance sheet date.

Schedule 14A filed March 8, 2012

Related Person Transaction Policy, page 21

9.	We note the following statement on page 23: “In 2011, certain related persons were clients of, and engaged in the types of transactions identified in the bullet points above with, the Corporation and its subsidiaries.” Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K.

Response: The Corporation advises the staff that the transactions are exempt from disclosure under Item 404(a) of Regulation S-K based either on being below the $120,000 disclosure threshold, being a transaction with the Corporation that is covered by Instruction 7(b) to Item 404(a), or being a credit transaction that complies with Instruction 4 to Item 404(a). In connection with the preparation of the Corporation’s Proxy Statement in 2013, the Corporation will revise its Related Person Transaction disclosure to clarify that such transactions are exempt from disclosure under Item 404(a). The illustrative revision is set forth below (marked to show changes from the language contained in the 2012 proxy).

In 2011, certain related persons were clients of, and engaged in the types of transactions identified in the bullet points above with, the Corporation and one or more of its subsidiaries. These transactions were undertaken in the ordinary

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

course of business and ~~on terms no less favorable to the Corporation and its subsidiaries~~were made on substantially the same terms (including interest rates and collateral for loan transactions) as those prevailing at the time for comparable transactions with ~~non-related persons. None of these~~persons not related to the Corporation or the Northern Trust entities involved in the transactions. In addition, loan transactions did not involve more than the normal risk of collectibility or present other unfavorable features. None of the foregoing transactions or any transactions in which the Corporation or any of its subsidiaries sold or purchased products and services were material to the Corporation or the ~~other entity involved.~~Northern Trust entities involved in the transactions, and none require disclosure of additional information pursuant to Item 404(a) of Regulation S-K of the Securities Exchange Act of 1934. Any extensions of credit to directors and executive officers of the Corporation were permitted under the provisions of the Sarbanes-Oxley Act of 2002.

Compensation Discussion and Analysis, page 28

2011 Compensation Decisions for Named Executive Officers, page 30

10.	We note your mention of individual objectives, goals, and performance factors on pages 32 through 48. Please provide expanded disclosure to more specifically address the individual objectives, goals and factors considered for each NEO on an individual basis in making compensation decisions and indicate how the consideration of those items resulted in the specific compensation awarded to each individual.

Response: In connection with the preparation of Northern Trust’s Proxy Statement in 2013, we will revise the Compensation Discussion and Analysis to clarify the manner in which the Corporation’s Compensation Committee considers the elements of compensation in making compensation determinations for its named executive officers. Although the facts and circumstances of compensation determinations made in 2012 may differ from those made in 2011, the intended enhanced disclosures would appear in the “Other named executive officers” section of the Compensation Discussion and Analysis (pages 34-35 of the 2012 proxy statement), with the scope and substance of the disclosures in the “Chairman and CEO” section (pages 32-33 of the 2012 proxy statement) to remain the same. The illustrative revision of the “Other

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

named executive officers” section of the Compensation Discussion and Analysis is set forth below (marked to show changes from the language contained in the 2012 proxy statement).

~~“Other named executive officers~~

~~Similar to the approach for determining the Chairman and CEO’s annual compensation, the Committee evaluates the combination of business performance, individual achievement of objectives and competitive market data to determine the amount for each element of a named executive officer’s 2011 compensation.~~

~~Base Salaries~~

~~At its meeting in February 2011, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salaries for Messrs. Fradkin, Morrison and Potter, and Ms. Schreuder by $50,000, each.~~

~~In October, Mr. Morrison received a $100,000 salary increase to reflect his appointment as President and COO.~~

~~During its February 2012 meeting, the Committee increased Mr. O’Grady’s salary by $25,000 to reflect the competitive salary market data for his position and left all other named executive officers’ salaries unchanged. The decision to leave salaries unchanged, similar to that for the Chairman and CEO, results in salary levels that remain consistent with median salaries for similar positions among the Corporation’s peer group.~~

~~Annual Cash Incentive~~

~~Based on the target and limits set forth in the MPP for each named executive officer, as well as the Corporation’s performance and achievement of individual objectives, the Committee set a cash incentive of $750,000 for Mr. Morrison, $675,000 for Mr. Fradkin and Ms. Schreuder, $650,000 for Mr. Potter, and $350,000 for Mr. O’Grady. Mr. O’Grady’s cash incentive reflects a partial year since he joined the Corporation during 2011. To reflect that earnings for 2011 were down relative to 2010, the annual cash awards for the majority of named officers were reduced.~~

~~Long-Term Incentive~~

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

~~In determining the total long-term incentive grants made in 2012 in respect of 2011 performance (which do not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set the following long-term awards: $3,500,000 for Mr. Morrison and $2,100,000 for Messrs. Fradkin, O’Grady and Potter and Ms. Schreuder.~~

Other named executive officers

In determining total compensation for the named executive officers, the Committee reviews the Corporation’s business performance, the individual’s achievement of objectives, and the median total compensation packages paid by the Corporation’s peers (see pages 37-38 of this proxy statement for more details on the peer group). The Committee considered a variety of performance factors for each individual, as indicated below:

William L. Morrison

Mr. Morrison became the Corporation’s President and Chief Operating Officer on October 1, 2011. Prior to that, he served as the Corporation’s Chief Financial Officer and head of the Corporate Financial Management Group. To determine the size of each element in Mr. Morrison’s total compensation package, in addition to the business results listed above (see pages 30-31), the Committee considered a variety of performance factors including:

•	2011 profit plan achievement

•	Capital planning

•	New business development

•	Development/acquisitions

•	Liquidity and balance sheet management while CFO

•	Investor relations while CFO

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Additionally, the Committee considered Mr. Morrison’s success in achieving his individual objectives related to leadership, compliance and risk management, client service, employee relations, communication, ethics and diversity, and development of senior officers.

At its meeting in February 2011, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salary for Mr. Morrison, by $50,000. In October 2011, Mr. Morrison received a $100,000 salary increase to reflect his appointment as President and COO. The February 2012 Committee decision to leave Mr. Morrison’s salary unchanged, similar to that for the Chairman and CEO and the other named executive officers, resulted in a salary level for Mr. Morrison that remained consistent with median salaries for similar positions among the Corporation’s peer group.

Based on the target and limits set forth in the MPP for Mr. Morrison, as well as the Corporation’s performance and achievement of Mr. Morrison’s individual objectives, the Committee set a cash incentive of $750,000 for Mr. Morrison.

In determining the total long-term incentive grant made to Mr. Morrison in 2012 in respect of 2011 performance (which does not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set a long-term award of $3,500,000 for Mr. Morrison.

Michael G. O’Grady

Mr. O’Grady joined the Corporation on August 15, 2011 as an Executive Vice President and became Chief Financial Officer on October 1, 2011. He heads the Corporate Financial Management Group. To determine the size of each element in Mr. O’Grady’s total compensation package, in addition to the business results listed above (see pages 30-31), the Committee considered a variety of performance factors including:

•	2011 profit plan achievement

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•	Capital planning

•	Development/acquisitions

•	Liquidity and balance sheet management

•	Investor relations

Additionally, the Committee considered Mr. O’Grady’s success in achieving his individual objectives related to leadership, compliance and risk management, employee relations, communication, ethics and diversity, and development of senior officers.

At its meeting in February 2012, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salary for Mr. O’Grady by $25,000.

Based on the target and limits set forth in the MPP for Mr. O’Grady, as well as the Corporation’s performance and achievement of Mr. O’Grady’s individual objectives, the Committee set a cash incentive of $350,000 for Mr. O’Grady. Mr. O’Grady’s cash incentive reflects a partial year since he joined the Corporation during 2011.

In determining the total long-term incentive grant made to Mr. O’Grady in 2012 in respect of 2011 performance (which does not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set a long-term award of $2,100,000 for Mr. O’Grady.

Steven L. Fradkin

Mr. Fradkin is President of the Corporate & Institutional Services business unit (“C&IS”). To determine the size of each element in Mr. Fradkin’s total compensation package, in addition to the business results listed above (see pages 30-31), the Committee considered a variety of performance factors including:

•	2011 profit plan achievement by C&IS

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

•	Capital planning by C&IS

•	New business development by C&IS

•

C&IS development/acquisitions (including the acquisition of Omnium LLC, a leading hedge fund administrator now known as Northern Trust Hedge Fund Services LLC, and the acquisition of the fund administration, investment operations outsourcing and custody business of the Bank of Ireland Securities Services from the Bank of Ireland Group)

Additionally, the Committee considered Mr. Fradkin’s success in achieving his individual objectives related to leadership, compliance and risk management, client service, employee relations, communication, ethics and diversity, and development of senior officers.

At its meeting in February 2011, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salary for Mr. Fradkin by $50,000. The February 2012 Committee decision to leave Mr. Fradkin’s salary unchanged, similar to that for the Chairman and CEO and the other named executive officers, resulted in a salary level for Mr. Fradkin that remained consistent with median salaries for similar positions among the Corporation’s peer group.

Based on the target and limits set forth in the MPP for Mr. Fradkin, as well as the Corporation’s performance and achievement of Mr. Fradkin’s individual objectives, the Committee set a cash incentive of $675,000 for Mr. Fradkin. To reflect that earnings for 2011 were down relative to 2010, the annual cash award for Mr. Fradkin was reduced.

In determining the total long-term incentive grant made to Mr. Fradkin in 2012 in respect of 2011 performance (which does not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set a long-term award of $2,100,000 for Mr. Fradkin.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Stephen N. Potter

Mr. Potter is President of the Northern Trust Global Investments business unit (“NTGI”). To determine the size of each element in Mr. Potter’s total compensation package, in addition to the business results listed above (see pages 30-31), the Committee considered a variety of performance factors including:

•	2011 profit plan achievement by NTGI

•	Capital planning by NTGI

•	New business development by NTGI

•	NTGI development of new and less mature products (such as Exchange Traded Funds and Alternative Investments)

Additionally, the Committee considered Mr. Potter’s success in achieving his individual objectives related to leadership, compliance and risk management, client service, employee relations, communication, ethics and diversity, and development of senior officers.

At its meeting in February 2011, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salary for Mr. Potter by $50,000. The February 2012 Committee decision to leave Mr. Potter’s salary unchanged, similar to that for the Chairman and CEO and the other named executive officers, resulted in a salary level for Mr. Potter that remained consistent with median salaries for similar positions among the Corporation’s peer group.

Based on the target and limits set forth in the MPP for Mr. Potter, as well as the Corporation’s performance and achievement of Mr. Potter’s individual objectives, the Committee set a cash incentive of $650,000 for Mr. Potter. To reflect that earnings for 2011 were down relative to 2010, the annual cash award for Mr. Potter was reduced.

In determining the total long-term incentive grant made to Mr. Potter in 2012 in respect of 2011 performance (which does not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set a long-term award of $2,100,000 for Mr. Potter.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Jana R. Schreuder

Ms. Schreuder is President of the Personal Financial Services business unit (“PFS”). To determine the size of each element in Ms. Schreuder’s total compensation package, in addition to the business results listed above (see pages 30-31), the Committee considered a variety of performance factors including:

•	2011 profit plan achievement by PFS

•	Capital planning by PFS

•	New business development by PFS

•

PFS development/acquisitions (including the merger of Northern Trust, NA and Northern Trust, FSB into The Northern Trust Company and the opening of the Washington, D.C. office, both with resultant benefits to clients and operational efficiencies)

Additionally, the Committee considered Ms. Schreuder’s success in achieving her individual objectives related to leadership, compliance and risk management, client service, employee relations, communication, ethics and diversity, and development of senior officers.

At its meeting in February 2011, based on updates in the competitive salary market data among the Corporation’s peer group companies, the Committee chose to increase the base salary for Ms. Schreuder by $50,000. The February 2012 Committee decision to leave Ms. Schreuder’s salary unchanged, similar to that for the Chairman and CEO and the other named executive officers, resulted in a salary level for Ms. Schreuder that remained consistent with median salaries for similar positions among the Corporation’s peer group.

Based on the target and limits set forth in the MPP for Ms. Schreuder, as well as the Corporation’s performance and achievement of Ms. Schreuder’s individual objectives, the Committee set a cash incentive of $675,000 for Ms. Schreuder. To reflect that earnings for 2011 were down relative to 2010, the annual cash award for Ms. Schreuder was reduced.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

In determining the total long-term incentive grant made to Ms. Schreuder in 2012 in respect of 2011 performance (which does not appear in the Summary Compensation Table on page 55 of this proxy), the Committee took into account the Corporation’s performance, as well as the median total compensation levels among the Corporation’s peers. Based on these factors, the Committee set a long-term award of $2,100,000 for Ms. Schreuder.

Elements of Northern Trust’s Executive Compensation program, page 42

11.	On page 42, you state “The Committee evaluates all elements of compensation collectively, rather than reviewing each independently.” However, the discussion of the various elements of compensation, including which elements consider individual performance; which consider corporate performance; which consider comparisons to peer groups; and why some of the elements differed from the previous year appears to contradict the statement. Please explain the apparent inconsistency and how the Committee evaluates the elements collectively.

Response: In connection with the preparation of Northern Trust’s Proxy Statement in 2013, we will revise the Compensation Discussion and Analysis to clarify the manner in which the Corporation’s Compensation Committee considers the elements of compensation in making compensation determinations for its named executive officers. Although the facts and circumstances of compensation determinations made in 2012 may differ from those made in 2011, the intended clarification would appear in the introductory language to the table entitled “Key Elements of Named Executive Officer Total Compensation.” The illustrative revision is set forth below (marked to show changes from the language contained in the 2012 proxy).

There are seven principal elements of the Northern Trust Executive Compensation Program~~. The Committee evaluates all~~, each of which is discussed below. In making determinations regarding these elements of compensation ~~collectively, rather than reviewing each independently. The Committee establishes~~, the

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Committee’s overall goal is to establish total executive compensation that appropriately rewards performance, ensures alignment with stockholders’ interests and remains responsive to competitive factors in the marketplace for executive talent. Thus, while the Committee’s determinations with respect to each of these elements of compensation may reflect unique characteristics of that element (for instance, in the case of annual cash incentives, performance of the Corporation), the Committee’s overall decision making is governed by a collective evaluation of the elements of compensation, with a view toward establishing an appropriate level of total executive compensation.

Long-Term Compensation, page 47

12.	We note your statement on page 47 that the guideline dollar value of equity compensation for each of the named executive officers other than the Chairman and CEO was approximately three and one-half to five times base salary, consistent with both the prior year’s guideline and the new peer group’s median long-term compensation levels. Please revise your disclosure to indicate the multiple of base salary received by each NEO on an individual basis and the factors considered in making such determinations.

Response: In connection with the preparation of Northern Trust’s Proxy Statement in 2013, we will revise the Compensation Discussion and Analysis to specify the particular guideline dollar value of equity compensation for each of the named executive officers, as well as the multiple of base salary received by each named executive officer in the form of equity compensation. Although the facts and circumstances of compensation determinations made in 2012 may differ from those made in 2011, the intended clarification would appear under the heading “Long-Term Compensation.” The illustrative revision is set forth below (marked to show changes from the language contained in the 2012 proxy).

The Committee considers a variety of individual factors to determine the actual dollar value of equity compensation for each named executive officer. The dollar value of equity compensation is generally defined as 100% of the fair market value at the time of grant for all RSUs or PSUs and one-third of the fair market value of the shares underlying grants of stock options at the time of grant for all

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

stock options. For 2011, consistent with both the prior year’s guideline and with the new peer group’s median long-term compensation levels , the guideline dollar value of equity compensation was approximately seven times base salary for the Chairman and CEO, approximately five times base salary for the President and Chief Operating Officer and approximately three and one-half ~~to five~~ times base salary for the other named executive officers. Based upon the dollar value definition described above, the named executive officers received the following dollar amounts of equity compensation in respect of 2011: Mr. Waddell, $4,666,666 (70% of guideline); Mr. Morrison, $2,333,334 (76% of guideline); each of Messrs. Fradkin, Potter and Schreuder, $1,400,000 (66% of guideline). Mr. O’Grady received an ordinary course equity grant in 2011 with a value of $1,400,000 (69% of guideline based on an annualized base salary at the rate of $575,000); he also received a new hire grant in connection with his hiring with a value of $2,100,000. Equity grants were made at this level for 2011 due to the Committee’s determination that there should be differentiation between the CEO, COO and the other named executive officers. As to the named executive officers other than the CEO and COO, the Committee desired to maintain internal equity in the long-term incentive opportunity among these individuals. In addition, the Committee referenced experience and tenure, prior and expected individual performance, potential long-term impact on the financial success of Northern Trust, strategic leadership, teamwork and individual contributions as a member of Northern Trust’s Management Group, mix of total compensation relative to each element of compensation, recommendations of the Chairman and CEO with respect to other named executive officers, and advice of the Committee’s independent compensation consultant.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Personal Financial Services, page 11

13.

We note the increase in your net interest margin (as well as the decrease in your Treasury and Other business unit) was primarily attributable to a change in the application of your internal funds transfer pricing. Please tell us and expand your disclosure in future filings, the primary drivers behind

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

the change in application. Also, provide additional disclosure regarding any known future trends that could impact your results of operations, financial condition, or this financial measure (i.e. net interest margin).

Response: Northern Trust utilizes an internal funds transfer pricing methodology whereby its Treasury and Other business unit levies an interest charge on the Commercial & Institutional (C&IS) and Personal Financial Services (PFS) business units for funds borrowed for use in operating activities, and provides an interest credit to the business units for client deposits received. Funds transfer pricing charges and credits are based upon interest rates established using various data sources, including market based yield curves, that vary based on several factors, including the duration and interest rate sensitivity of the asset or deposit.

The funds transfer pricing methodology is reviewed at least annually. Effective in 2012, adjustments were made to interest credits paid to PFS on certain deposit products. More specifically, certain deposits that received a term liquidity premium based on a duration of two to four years and other deposits that did not receive a term liquidity premium were adjusted to a standard four year premium. This change improved the net interest margin of the PFS business unit.

The impact of the low interest rate environment has been discussed within Northern Trust’s Form 10-Q filings and Annual Reports to Shareholders; excerpted examples are provided below.

As noted within our June 30, 2012 Form 10-Q:

C&IS investment management revenue includes the impact of waived fees in money market mutual funds due to persistent low short-term interest rates.

PFS waived fees in money market mutual funds, attributable to low short-term interest rates, totaled $10.0 million in the current quarter compared with $15.2 million in the prior year quarter.

As noted within our 2011 Annual Report to Shareholders:

Northern Trust’s benefit from higher deposits was limited as yields on high quality investments declined due to the persistent low interest rate environment, resulting in a decline in the net interest margin from 1.41% in 2010 to 1.27% in 2011.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

Fees from investment management were relatively unchanged from the year-ago period as increases due to new business and improved markets were offset by $34.3 million of money market mutual fund fee waivers attributable to the persistent low level of short-term interest rates.

Our future filings will similarly address the low interest rate trend and its impact on our net interest margin for as long as that trend continues, with an appropriate cross reference to our Form 10-K, Item 1A Risk Factors.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 3, 2012

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 444-3140 or Richard D. Kukla, Senior Vice President, Controller at (312) 444-7408.

Very truly yours,

By:	/s/ Michael G. O’Grady
Michael G. O’Grady
Executive Vice President and
Chief Financial Officer

cc:	Yolanda Crittendon